UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-39001

Blue Hat Interactive Entertainment Technology

 (Translation of registrant’s name into English)

7th Floor, Building C, No. 1010 Anling Road
Huli District, Xiamen, China 361009
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Blue Hat interactive Entertainment Technology, a Cayman Islands exempted company (the “Company”), furnishes under the cover of Form 6-K the following:

Exhibit.

Exhibit No.	Description of Exhibit
99.1	Earnings Release dated December 23, 2024, announcing the Company’s unaudited financial results for the first half of 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2024

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

By:	/s/ Caifan He
Name: Caifan He
Title: Chief Financial Officer